MAITONG SUNSHINE CULTURAL DEVELOPMENT CO., LIMITED

Room 202, Gate 6, Building 9, Yayuan,

Anhui Beili, Chaoyang District, Beijing, China

April 19, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Cheryl Brown

Re:	Maitong Sunshine Cultural Development Co., Ltd.
Registration Statement on Form S-1
File No. 333-276152

Acceleration Request

Requested Date: April 23, 2024

Requested Time: 2:00 PM Eastern Time

Ms. Brown:

The undersigned, Maitong Sunshine Cultural Development Co., Ltd., respectfully requests that the effective date of its Registration Statement on Form S-1, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 2:00 P.M. Eastern Time on April 23, 2024 or as soon thereafter as possible.

Maitong Sunshine Cultural Development Co., Ltd. hereby authorizes Robert Brantl, counsel for Maitong Sunshine Cultural Development Co., Ltd., to orally modify or withdraw this request for acceleration.

Respectfully submitted,

/s/ Huang Fang
Huang Fang
Chief Executive Officer